

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4546

August 15, 2016

Mats Blom
Senior Vice President, Chief Financial Officer
Zealand Pharma A/S
Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

> **Re:** **Zealand Pharma A/S**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted August 1, 2016**
> **CIK No. 0001674988**

Dear Mr. Blom:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Business, page 88
Material Contracts
Sanofi License Agreement for Lixisenatide and iGlarLixi, page 117

1. We note your response to our prior comment 14. However, the description that you are eligible to earn "low double digit percentage royalty payments" is too broad and could imply that your royalty rate is anywhere from 10% to 49%. Please revise your disclosure here and throughout the prospectus to give investors a reasonable idea of the amount of the royalty rate, such as providing a range that does not exceed ten percent (e.g., between twenty and thirty percent).

Principal Shareholders, page 148

2.   Please explain why you have included Peter Benson in the row reporting beneficial ownership of "[a]ll board members, board member nominee and executive management as a group" since according to footnote (3) to the table, he is no longer a board member as of June 2, 2016.

Notes to Financial Statements
Revenue from Boehringer Ingelheim, page F-21

3.   Please refer to your response to our prior comment 21 and provide us with the following information:

- the specific provisions of the agreement with Boehringer Ingelheim that support your conclusion that you do not retain continuing managerial involvement to the degree usually associated with ownership or effective control over the license;
- the consideration given to your participation in several joint committees in determining the appropriateness of your accounting. Please refer to paragraph 14 of IAS 18;
- more specifically how you determined the reliably measurable fair value of the license rights element based on a comparison with the 2011 BI License Agreement;
- how you determined the fair value of the various other deliverables; and
- if, and how, you allocated amounts to the separate deliverables based on the fair values determined, and what those fair values were.

You may contact Tabatha McCullom at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Christina Thomas at (202) 551-3577 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Kristopher D. Brown
        Dechert LLP